EPSTEIN BECKER & GREEN, P.C.

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STEPHEN R. DRAKE TEL: 312.499.1423 FAX: 312.845.1998 SDRAKE@EBGLAW.COM

September 28, 2007

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Z Trim Holdings, Inc. Withdrawal of Registration Statement on Form S-8 File No. 333-142281

Dear Ladies and Gentlemen:

Pursuant to Rule 477 promulgated pursuant to the Securities Act of 1933, we respectfully request on behalf of the registrant, Z Trim Holdings, Inc., withdrawal of the Registration Statement on Form S-8, File No. 333-142281 (the “Registration Statement”), filed by the registrant under the Securities Act.  The Registration Statement is being withdrawn because the transaction underlying the purpose of the Registration Statement has been rescinded.  Please be advised that no securities have been sold pursuant to the Registration Statement.
Very truly yours,

By:	/s/ Stephen R. Drake
Stephen R. Drake

cc:	Steve Cohen